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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Alamosa Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

011589108

(CUSIP Number)

Space Mgt, Ltd., formerly known as South Plains
Advanced Communications Electronics, Inc.
Attn: Scotty Hart, General Manager
2425 Marshall Street
Lubbock, Texas 79415
(806)763-2301
(806)763-2307 (FAX)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011589108			Page 2 of 10

1.	Name of Reporting Person: Space Mgt, Ltd., formerly known as South Plains Advanced Communications & Electronics, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,169,732

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,169,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,169,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 011589108			Page 3 of 10

1.	Name of Reporting Person: South Plains Telephone Cooperative, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,169,732

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,169,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,169,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): CO

      This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) amends and restates in its entirety the Amendment No. 2 to Schedule 13D filed by South Plains Advanced Communications & Electronics, Inc., now known as Space Mgt, Ltd. (“SPACE”), and South Plains Telephone Cooperative, Inc. (“South Plains,” and together with SPACE, the “Reporting Persons”) by furnishing the information set forth below. This Amendment No. 3 relates to the adoption of a trading plan pursuant to Rule 10b5-1(c) by SPACE, as described below under Item 4.

ITEM 1. SECURITY AND ISSUER

      This Amendment No. 3 relates to the common stock, par value $0.01 (the “Common Stock”) of Alamosa Holdings, Inc., a Delaware corporation (“Alamosa”). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Suite 120, Lubbock, Texas 79424.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by the Reporting Persons. SPACE is a limited partnership of which SPTC, LLC serves as the 1% general partner (the “General Partner”) and SPTC Operations, Ltd. is the 99% limited partner. SPTC Operations, Ltd. owns 100% of the membership interest of the General Partner. SPTC Holdings, LLC serves as the 1% general partner and South Plains is the 99% limited partner of SPTC Operations, Ltd. South Plains owns 100% of the membership interest of SPTC Holdings, LLC. As a result, SPACE is indirectly wholly owned by South Plains. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1. SPACE, the General Partner, SPTC Operations, Ltd. and SPTC Holdings LLC are collectively referred to as the “SPACE Parties.”

      SPACE is a Texas limited partnership. The principal business activities of SPACE are to participate in deregulated telecommunications opportunities. The General Partner is a Texas limited liability company and its principal business activities are to serve as general partner of SPACE. SPTC Operations, Ltd. is a Texas limited partnership and its principal business activities are owning all of the membership interests of the General Partner and the limited partnership interest in SPACE. SPTC Holdings, LLC is a Texas limited liability company and its principal business activities are serving as the general partner of SPTC Operations, Ltd. South Plains is a Texas corporation. South Plains provides telephone and telecommunications services as a telephone cooperative. The principal business and office address of each of the Reporting Persons, the General Partner, SPTC Operations, Ltd. and SPTC Holdings, LLC is 2425 Marshall Street, Lubbock, Texas 79415.

      The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the SPACE Parties are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by the SPACE Parties.

      During the last five years, none of the SPACE Parties nor, to the best of their knowledge, any of the persons listed on Attachment A, has been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On February 14, 2001 SPACE acquired 8,769,732 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware Corporation (“Old Alamosa”), with Alamosa. The Reporting Persons’ shares of Old Alamosa common stock were exchanged for shares of Common Stock of Alamosa (the “Merger Shares”) at the ratio of 1:1. As a result, as of February 14, 2001, the Reporting Persons held the same number of shares in Alamosa as they held in Old Alamosa and prior to the merger.

ITEM 4. PURPOSE OF THE TRANSACTION

      As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

      Depending on market conditions and other factors, the SPACE Parties and the persons listed in Attachment A may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The SPACE Parties and the persons listed in Attachment A also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The SPACE Parties, and to the best of their knowledge the persons listed on Attachment A, have no plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      On March 16, 2005, SPACE entered into a trading plan (the “Trading Plan”) with a third-party broker (the “Broker”) pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934. The Trading Plan complies with the requirements of Rule 10b5-1(c) and permits sales to be made through the Broker on or after March 16, 2005 in accordance with the terms of the Securities Act of 1933 and the terms of the Trading Plan. The Trading Plan provides for sales of up to 600,000 of the Merger Shares held by SPACE upon the satisfaction of certain pricing and other conditions. SPACE has adopted the Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), SPACE may modify the Trading Plan from time to time or terminate the Trading Plan at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The responses of SPACE and South Plains to Items 7 through 12 and on the cover page of this statement relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. Each of SPACE, which acts through the General Partner, and South Plains beneficially owns 8,169,732 shares, or 5.8% (based on 141,800,000 shares outstanding as of February 25, 2005 as reported in Alamosa’s Annual Report on Form 10-K for the year ended December 31, 2004), of the outstanding Common Stock of Alamosa in the aggregate. The Reporting Persons indicating shared voting power herein have done so by reason of their parent/subsidiary relationship only, and have no agreement, arrangement, or understanding with regarding to shares of Common Stock and do not affirm the existence of a “group” within the meaning of Rule 13d-5 promulgated under the Securities Act of 1933.

      None of the SPACE Parties has engaged in a transaction with respect to shares of Common Stock of Alamosa within the past 60 days.

      Additional information is contained on Attachment A. Except as set forth on Attachment A hereto, to the best knowledge of the Reporting Persons no person identified on Attachment A beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as set forth above, none of the SPACE Parties nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of March 15, 2005, entered into by and between Space Mgt, Ltd. and South Plains Telephone Cooperative, Inc.

SIGNATURE

      After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2005

SPACE MGT, LTD.
By:	SPTC, LLC, its general partner

By:	/s/ Scotty Hart
Scotty Hart
General Manager

SOUTH PLAINS TELEPHONE COOPERATIVE, INC.
By:	/s/ Scotty Hart
Scotty Hart
General Manager

ATTACHMENT A

Directors and Executive Officers of
SPTC, LLC (“General Partner”),
SPACE Mgt, Ltd. (“SPACE”),
SPTC Holdings LLC (“Holdings”) and
South Plains Telephone Cooperative, Inc. (“South Plains”)

Note: All individuals listed on this Attachment A are U.S. citizens.

Beneficial Ownership

	Present Business	Present Principal	Amt of
Name & Position	Address	Occupation	Securities[1]	Pledged
Scotty Hart General Manager of General Partner, Holdings, South Plains & SPACE	2425 Marshall St. Lubbock, TX 79415	General Manager of, General Partner, South Plains Holdings, and SPACE	28,300 [2,3]	Yes

Gary Harrell President and Director of South Plains; President and Member of Board of Managers of Holdings; Member of Board of Managers of General Partner	1161 W. US Hwy 70 Plainview, TX 79072-9223	Irrigation & water system consultant and farmer	0	No

Don Mimms Vice President and Director of South Plains; Vice President and Member of Board of Managers of Holdings; President and Member of Board of Managers of General Partner	3376 N. State Rd. #303 Levelland, TX 79336-9133	Farmer	8,325	No

Bill Sides Secretary and Director of South Plains; Secretary and Member of Board of Managers of Holdings	9401 E. FM-40 Lubbock, TX 79403	Farmer	1,300	No

Dan Houchin Treasurer and Director of South Plains; Treasurer and Member of Board of Managers of Holdings	1882 CR-BB Plainview, TX 79072-0539	Farmer	0	No

Lonnie Arthur Director of South Plains; Member of Board of Managers of Holdings; Secretary and Member of Board of Managers of General Partner	311 CR-165 Ralls, TX 79357	Farmer	1,580	No

Kenneth Ehler Director of South Plains; Member of Board of Managers of Holdings and General Partner	16818 CR 2540 Lubbock, TX 79423	Farmer	9,000	No

	Present Business	Present Principal	Amt of
Name & Position	Address	Occupation	Securities[1]	Pledged
Mike Fillingim Director of South Plains; Member of Board of Managers of Holdings	5308 CR 7920 Lubbock, TX 79424	Farmer	6,000	No

Bryan Patterson Director of South Plains; Member of Board of Managers of Holdings	Route 1, Box 102 Amherst, TX 79312	Farmer	650	No

Steve Smith Director of South Plains; Member of Board of Managers of Holdings and General Partner	4717 FM 41 Lubbock, TX 79423	Farmer	2,000	No

[1]	Each of the share amounts listed below represents less than 0.1% of the outstanding shares of Common Stock. Each person listed below has the sole voting and dispositive power of the shares identified for such person.

[2]	Includes 28,000 shares held by Mr. Hart and 300 shares held by Lubbock HLH, Ltd., an entity controlled by Mr. Hart.

[3]	Mr. Hart also has the right to acquire (1) 28,000 shares at a price of $17.00 per share (expires December 9, 2009), (2) 5,714 shares at a price of $10.50 per share (expires February 27, 2011), (3) 3,670 shares at a price of $3.52 per share (expires February 27, 2012), (4) 1,714 shares at a price of $0.23 per share (expires September 30, 2012), (5) 1,250 shares at a price of $5.84 per share (expires March 31, 2014), (6) 1,250 shares at a price of $7.35 per share (expires June 30, 2014), (7) 1,250 shares at a price of $7.64 per share (expires September 30, 2014), (8) 1,250 shares at a price of $12.47 per share (expires December 31, 2014). All of these options were granted under Alamosa’s stock option plan and are exercisable immediately. The options to acquire 28,000 shares were received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

Transactions within the Past 60 Days

			Type	Price
Name	Date of Transaction	Amount of Securities	of Transaction	per Share
Scotty Hart	03-01-05	3,000	Sale Market Transaction	$12.81
Scotty Hart	03-01-05	22,375	Option Exercise and Sale into the Market	$12.70
Scotty Hart	03-15-05	3,000	Option Exercise and Sale into the Market	$12.93